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Exhibit 23




                             Accountants' Consent



The Board of Trustees
Lexington Corporate Properties Trust:

We consent to incorporation by reference in the registration statements (Nos. 333-49351, 333-57853, 333-70217) on Form S-3 of Lexington Corporate Properties Trust of our report dated January 25, 1999, relating to the consolidated balance sheets of Lexington Corporate Properties Trust and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, and the related schedule, which report appears in the December 31, 1998 annual report on Form 10-K of Lexington Corporate Properties Trust.


                                    KPMG LLP

New York, New York
March 3, 1999